Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

August 21, 2019

To

New York Stock Exchange, Inc.

Dear Sir/Madam,

Sub:	Proposed Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited and Dr. Reddy’s Laboratories Limited and their respective shareholders.

Stock code: RDY

We refer to our letter dated July 29, 2019, intimating the outcome of the meeting of Board of Directors of Dr. Reddy’s Laboratories Limited held on that date, approving the Scheme of Amalgamation and Arrangement between Dr. Reddy’s Holdings Limited and Dr. Reddy’s Laboratories Limited.

As required under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we have filed the requisite documents for seeking approval of the Indian stock exchanges. The documents are available on the website of the Company at https://www.drreddys.com/investors/investor-services/amalgamation.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl.: as above